SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

Nine months ended March 31, 2008 and 2007

Report date – May 8, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of March 31, 2008 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three-month and nine-month periods ended March 31, 2008 and 2007. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated October 5, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
May 8, 2008

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2008 (Unaudited) and June 30, 2007

(Expressed in U.S. Dollars)

	March 31, 2008	June 30, 2007
ASSETS
Current
Cash and cash equivalents	$1,185,744	$1,961,712
Accounts receivable, net of allowance of $319,012 and $315,166 at March 31, 2008 and June 30, 2007, respectively	863,017	923,817
Royalties and other receivables	637,692	644,382
Inventories (Note 4)	824,935	790,389
Prepaid expenses	65,574	94,427
Deferred tax asset – current	1,227,700	1,354,010

Total current assets	4,804,662	5,768,737

Property, plant, and equipment, net of accumulated depreciation of $5,346,360 and $5,205,128	413,295	491,069

Other assets	110,567	63,902

Deferred tax asset	1,161,400	1,664,100

Total assets	$6,489,924	$7,987,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$433,789	$228,528
Accrued liabilities	328,527	590,477

Total current liabilities	762,316	819,005

Total liabilities	762,316	819,005

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,513,215	27,627,581	27,596,810
Additional paid-in capital	8,970	8,970
Deficit	(21,908,943)	(20,436,977)

Total stockholders’ equity	5,727,608	7,168,803

Total liabilities and stockholders’ equity	$6,489,924	$7,987,808

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three Months and Nine Months Ended March 31, 2008 and 2007

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Nine Months Ended March 31, 2008	Nine Months Ended March 31, 2007
Sales	$1,668,397	$1,634,429	$4,854,119	$4,677,358
Cost of sales	964,952	855,443	2,754,802	2,569,902

Gross profit	703,445	778,986	2,099,317	2,107,456

Expenses:
Administration	306,356	301,745	984,890	956,407
Research and development	33,287	25,543	93,206	96,406
Sales and marketing	366,398	370,779	1,098,087	1,133,606

	706,041	698,067	2,176,183	2,186,419

(Loss) income from operations	(2,596)	80,919	(76,866)	(78,963)

Other items:
Royalty income	628,993	545,293	1,888,641	1,559,496
Other (expense) income	1,845	(703)	(47,071)	(390)
Remeasurement income (expense)	(1,044)	212	1,968	(1,717)
Interest income	3,995	9,476	23,279	30,845

	633,789	554,278	1,866,817	1,588,234

Income before income tax	631,193	635,197	1,789,951	1,509,271
Income tax expense	262,463	262,842	668,010	605,574

Net income for the period	368,730	372,355	1,121,941	903,697
Deficit, beginning of period	(21,868,109)	(20,538,614)	(20,436,977)	(19,612,386)
Dividends paid	(409,564)	(338,491)	(2,593,907)	(1,796,061)

Deficit, end of period	$(21,908,943)	$(20,504,750)	$(21,908,943)	$(20,504,750)

Net income per common share:
Basic	$0.08	$0.08	$0.25	$0.20

Diluted	$0.08	$0.08	$0.25	$0.20

Weighted average number of common shares outstanding during the period:
Basic	4,550,715	4,504,326	4,545,415	4,487,120
Effect of dilutive options	7,135	41,051	7,669	58,020
Diluted	4,557,850	4,545,377	4,553,084	4,545,140

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three Months and Nine Months Ended March 31, 2008 and 2007

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Nine Months Ended March 31, 2008	Nine Months Ended March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$368,730	$372,355	$1,121,941	$903,697
Items not affecting cash:
Depreciation and amortization	47,829	43,900	141,232	124,559
Amortization of deferred tax benefit	250,462	262,843	629,010	605,575
Remeasurement (gain) loss	1,044	(212)	(1,968)	1,717
Change in non-cash working capital items (Note 5)	225,347	60,509	(41,557)	(117,799)

Net cash provided by operating activities	893,412	739,395	1,848,658	1,517,749

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(33,699)	(51,187)	(63,458)	(141,141)

Net cash used in investing activities	(33,699)	(51,187)	(63,458)	(141,141)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	—	12,000	30,771	45,121
Common stock repurchased	—	—	—	(23,939)
Common stock dividends paid	(409,564)	(338,491)	(2,593,907)	(1,796,061)

Net cash used in financing activities	(409,564)	(326,491)	(2,563,136)	(1,774,879)

Change in cash and cash equivalents during the period	450,149	361,717	(777,936)	(398,271)
Effect of exchange rate changes on cash and cash equivalents	(1,044)	212	1,968	(1,717)
Cash and cash equivalents, beginning of period	736,639	1,433,716	1,961,712	2,195,633

Cash and cash equivalents, end of period	$1,185,744	$1,795,645	$1,185,744	$1,795,645

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$12,000	$—	$39,000	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2008

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended March 31, 2008 and 2007 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2007. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. On November 1, 2007 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable November 28, 2007 to stockholders of record at the close of business on November 14, 2007. On February 1, 2008 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable February 28, 2008 to stockholders of record at the close of business on February 14, 2008. On May 1, 2008 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable May 28, 2008 to stockholders of record at the close of business on May 14, 2008. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively

	Nine Months Ended March 31, 2008		Nine Months Ended March 31, 2007
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,513,215	$27,596,810	4,441,315	$27,575,628
Exercise of options for cash	37,500	30,771	77,500	45,121
Common stock repurchased	—	—	(5,600)	(23,939)

Balance end of period	4,550,715	$27,627,581	4,513,215	$27,596,810

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2008

(Expressed in U.S. Dollars)

2.	STOCK-BASED COMPENSATION AND STOCK OPTIONS

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the periods ended March 31, 2008 and 2007 since no options were granted during the periods, and all options outstanding at the beginning of the periods were fully vested.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended March 31, 2008:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	55,000	$1.12

Exercised	(37,500)	$0.82

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	17,500	$2.07

Options exercisable, end of period	17,500	$2.07

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2008

(Expressed in U.S. Dollars)

The weighted-average grant date fair value of stock options granted during the nine months ended March 31, 2008, was $0.00 (no options granted).

Cash proceeds, related to 37,500 options exercised during the nine months ended March 31, 2008, was $30,771.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at March 31, 2008:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant.

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option-pricing model, during the last two fiscal years were:

	2007 (1)	2006 (1)
Risk free interest rate	N/A	N/A
Expected life of options	N/A	N/A
Expected volatility	N/A	N/A
Expected dividend yield	N/A	N/A
Weighted average estimated fair value per option issued	N/A	N/A

(1)	There were no options granted in 2007 or 2006.

3.	INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2008

(Expressed in U.S. Dollars)

4.	INVENTORIES

	As at March 31, 2008	As at June 30, 2007
Raw materials	$310,719	$288,631
Work in progress	22,964	24,579
Finished goods	921,468	964,947

	1,255,151	1,278,157
Less allowance for obsolescence	430,216	487,768

	$824,935	$790,389

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Nine Months Ended March 31, 2008	Nine Months Ended March 31, 2007
Cash provided by (used in):
Accounts and royalties and other receivables	$(17,417)	$(49,987)	$67,489	$(42,155)
Inventories	26,893	64,386	(34,546)	146,713
Prepaid expenses and other assets	16,828	(15,036)	(17,812)	(81,073)
Accounts payable and accrued liabilities	199,043	61,146	(56,688)	(141,284)

Change in non-cash working capital items	$225,347	$60,509	$(41,557)	$(117,799)

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2008

(Expressed in U.S. Dollars)

6.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and nine months ended March 31:

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	Nine Months Ended March 31, 2008	Nine Months Ended March 31, 2007
Disposable lenses	$929,483	$834,046	$2,650,484	$2,353,056
Conventional soft lenses	267,748	353,650	864,965	968,522
Gas permeable lenses	109,905	154,185	380,777	458,346
Replacement and other lenses	361,261	292,548	957,893	897,434

Total sales	$1,668,397	$1,634,429	$4,854,119	$4,677,358

Certain amounts in the lens categories above for the March 31, 2007 periods have been reclassified to conform to the presentation of the March 31, 2008 periods.

7.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2008.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2008

Signature:	/s/ Michael J. Pecora
Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings , interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2008.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2008

Signature:	/s/ Leonard F. Barker
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the multilateral Instrument 52-109 Certification of disclosure in Issuers’ Annual and Interim Fillings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings , interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – March 31, 2008

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2007 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended March 31, 2008 (the “Current Quarter”) and includes relevant information up to May 28, 2008 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 54% of our Current Quarter revenue. Revenue derived from our conventional lens segment continues to decline, reflecting the overall market trend shift from conventional lenses to disposable lens modalities. We experienced a greater than expected 30% decline in our gas permeable product segment, some what higher than expected due to sluggish replacement refits during the quarter. We have addressed this recent trend by implementing several new sales programs aimed at increasing our market share of gas permeable refits. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the Current Quarter we were debt free, and paid $409,564 in common stock dividends.

Sales for the Current Quarter increased by 2.1% to $1.668 million, compared to $1.634 million for the quarter ended March 31, 2007 (“Prior Quarter”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, offset by the greater than expected decline in the sales of our gas permeable lenses and some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Quarter decreased to $.631 million from $.635 million in the Prior Quarter, primarily resulting from an increase in royalty income and a small loss from operations in the Current Quarter. The loss from operations in the Current Quarter as compared to a profit in the Prior Quarter was primarily due to lower margins associated with a less favorable revenue mix. As of March 31, 2008 we had positive working capital of $4.0 million, which represents a decrease of $1.0 million compared to Fiscal Year 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends of $2.6 million.

At the end of the Current Quarter we had stockholders’ equity of $5.7 million representing a decrease of $1.5 million compared to Fiscal Year 2007. The decrease in stockholders’ equity was primarily from income before income taxes of $1.8 million (primarily from royalty income) net of income taxes of $.7 million, offset by cash dividend payments totaling $2.6 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2007, 2006, and 2005. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2007 ($)	2006 ($)	2005 ($)
Income Statement Data
Revenues	6,370,930	6,110,040	4,971,577
Income from operations	14,785	53,359	91,580
Income before taxes	2,179,742	2,018,040	1,710,687
Income for the year	1,309,961	1,596,830	2,237,787

Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.29	0.37	0.53
Diluted	0.29	0.35	0.50

Dividends	2,134,552	—	—

As at June 30	2007 ($)	2006 ($)	2005 ($)
Balance Sheet Data
Total assets	7,987,808	8,969,222	7,316,946
Working capital	4,949,732	4,747,777	2,540,624
Long-term liabilities	—	—	—
Total liabilities	819,005	997,010	1,082,242
Capital stock	27,596,810	27,575,628	27,434,950
Stockholders’ equity	7,168,803	7,972,212	6,234,704

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,190,428, $1,932,942, and $1,632,051 for the 2007, 2006 and 2005 Fiscal Years, respectively.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2007 Fiscal Year we recorded a net income tax expense of $869,781. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share,

payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totaled $1,120,954. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, payable November 28, 2006 to stockholders of record at the close of business on November 14, 2006. Gross disbursements for the common share dividends paid totaled $336,616. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. Gross disbursements for the common share dividends paid totaled $1,774,779. On November 1, 2007 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable November 28, 2007 to stockholders of record at the close of business on November 14, 2007. Gross disbursements for the common share dividends paid totaled $409,564. On February 1, 2008 the Board of Directors declared its regular quarterly cash dividend of $0.09 per common share, payable February 28, 2008 to stockholders of record at the close of business on February 14, 2008. Gross disbursements for the common share dividends paid totaled $409,564. On May 1, 2008 the Board of Directors declared its regular quarterly cash dividend of $0.09 per common share, payable May 28, 2008 to stockholders of record at the close of business on May 14, 2008.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending March 31, 2008 – None

Options granted by the Company during the Current Quarter ending March 31, 2008 – None

Shares in escrow or subject to pooling as at March 31, 2008 – None

Results of Operations

Current Quarter

During the three months ended March 31, 2008 (the “Current Quarter”) we earned income before tax of $631,193 compared to income before tax of $635,197 for the three months ended March 31, 2007 (the “Prior Quarter”). The decrease in income before tax during the Current Quarter of $4,004 as compared to the Prior Quarter, was primarily due to (i) a decrease in gross margin of $75,541, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $83,700 to $628,993 in the Current Quarter as compared to $545,293 in the Prior Quarter, (iii) an increase in expenses of $7,974 as described below, and (iv) a decrease in other items including interest income and other income of $4,189. After recording income tax expense of $262,463, we had net income of $368,730 or $0.08 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $372,355 or $0.08 per diluted share after recording income tax expense of $262,842.

Sales during the Current Quarter were $1,668,397, an increase of $33,968 (2.1%), as compared to sales of $1,634,429 during the Prior Quarter. The disposable lens category increased by 11.4% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 24.3% due to a decrease in our C-Vue toric multifocal product line and by decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 28.7%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 23.5% with growth in our C-Vue custom toric lens and low vision product lines, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 42.2% in the Current Quarter compared to 47.7% in the Prior Quarter due primarily to sales increases in lower margin products and from a one-time waste disposal expense and over-time production labor costs associated with the Current Quarter revenue mix.

Total expenses during the Current Quarter increased by $7,974 or 1.1% due to a decrease in sales and marketing expenses partially offset by an increase in administrative expenses. As a percentage of sales, total Current Quarter expenses decreased from 42.7% to 42.3%. The decrease in sales and marketing expense of $4,381 or 1.2% is primari1y due to lower advertising expenses, offset slightly by higher sales commissions paid on increased sales and related payroll benefits. Administrative expenses increased by $4,611 or 1.5% due to higher salary expense primarily associated with the general increase in the Company’s business and from the increased cost of supplies offset by lower professional fees.

During the Current Quarter we recorded income tax expense of $262,463 compared to income tax expense in the Prior Quarter of $262,842. We record income tax at the statutory rates, but currently do not pay income tax due to the utilization of tax loss carry-forwards. The decrease in income tax expense is the result of lower income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the nine months ended March 31, 2008 (the “Current Year”) we earned income before tax of $1,789,951 compared to income before tax of $1,509,271 for the nine months ended March 31, 2007 (the “Prior Year”). The increase in income before tax during the Current Year of $280,680 as compared to the Prior Year, was primarily due to (i) a decrease in gross margin of $8,139, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $329,145 to $1,888,641 in the Current Year as compared to $1,559,496 in the Prior Year, (iii) a decrease in expenses of $10,236 as described below, and (iv) a decrease in other items including interest income and other income of $50,562. After recording income tax expense of $668,010,, we had net income of $1,121,941 or $0.25 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $903,697 or $0.20 per diluted share after recording income tax expense of $605,574.

Sales during the Current Year were $4,854,119, an increase of $176,761 (3.8%), as compared to sales of $4,677,358 during the Prior Year. The disposable lens category increased by 12.6% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 10.7% due to a sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 16.9%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 6.7%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 43.2% in the Current Year compared to 45.0% in the Prior Year due primarily to sales increases in lower margin products and one-time expenses described in the Current Quarter discussion above.

Total expenses during the Current Year decreased by $10,236 or 0.5% primarily due to a decrease in sales and marketing expenses offset by an increase in administration expenses. As a percentage of sales, total Current Year expenses decreased from 46.7% to 44.8% The decrease in sales and marketing expenses of $35,519 or 3.1% is primarily due to lower advertising, promotional and educational expense offset slightly by higher sales commissions paid on increased sales and related payroll benefits. Administration expenses increased by $28,483 or 3.0% due to higher salary expense primarily associated with the general increase in the Company’s business offset by lower legal/consulting and professional expenses.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Mar 31, 2008 ($)	Dec 31, 2007 ($)	Sep 30, 2007 ($)	June 30, 2007 ($)	Mar. 31, 2007 ($)	Dec. 31, 2006 ($)	Sep 30, 2006 ($)	June 30, 2006 ($)
Income Statement Data
Total revenues	1,668,397	1,512,361	1,673,361	1,693,572	1,634,429	1,438,153	1,604,776	1,550,354
Operating income (loss) for the quarter	(2,596)	(88,282)	14,012	93,748	80,919	(181,321)	21,439	4,385
Income before income tax for the quarter	631,193	542,257	616,501	670,471	635,197	358,891	515,183	490,328
Net income for the period	368,730	375,915	377,296	406,264	372,355	220,850	310,492	655,266

Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.08	0.08	0.08	0.09	0.08	0.05	0.07	0.15
Diluted	0.08	0.08	0.08	0.09	0.08	0.05	0.07	0.14

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the quarter ending June 30,

2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the table below include royalty income as follows:

	For the Three Months Ending (Unaudited)
	Mar 31, 2008 ($)	Dec 31, 2007 ($)	Sep 30, 2007 ($)	June 30, 2007 ($)	Mar. 31, 2007 ($)	Dec. 31, 2006 ($)	Sep 30, 2006 ($)	June 30, 2006 ($)
Royalty income	628,993	646,849	612,799	630,932	545,293	537,653	476,550	469,496

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2007 we recorded approximately $ .05 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by an increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2008, the Company had working capital of $4,042,346 representing an increase of $265,776 from our working capital at December 31, 2007. Positive cash flow from operating activities totaled $893,412, and we used cash of $33,699 for the purchase of capital additions during the quarter ending March 31, 2008.

Current Year

As of March 31, 2008, the Company had working capital of $4,042,346 representing a decrease of $907,386 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,593,907, offset by a decrease in accounts payable and accrued expenses. During the Current Year, we generated $1,848,658 in cash from operations representing an increase of $330,909 from $1,517,749 generated during the prior period ended March 31, 2007. We used cash of $63,458 during the Current Year for the purchase of capital additions, a decrease of $77,683 from the Prior Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock during the Current Year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 56% of sales. The company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 54% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate solid growth in income before income taxes for the fiscal year ending June 30, 2008. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses. Over the next year we plan on adding several new contact lens products to our C-Vue brand, including a daily single vision disposable lens and other custom lenses in higher water content materials.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended March 31, 2008, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2008 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
William D. Baxter	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Nick Bennett
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Pecora
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: May 28, 2008	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer